Exhibit 7

[Logo: Highfields Capital]

LETTER TO THE MONY BOARD OF DIRECTORS

February 19, 2004

Ladies and Gentlemen:

Yesterday in response to a Delaware Chancery Court order obtained by certain class action representatives, the MONY Group announced that it was postponing the upcoming Special Meeting of Shareholders. As the holder of approximately 4.6% of MONY shares, we are writing to make our views clear on the proper purpose and length of such delay.

On Friday, February 13th, the Company’s attorneys told the Delaware Chancery Court that the Company would be irreparably harmed by any delay in the meeting date. Any attempt, just one week later, to delay the meeting for any significant time is inconsistent with that representation and would be viewed with suspicion.

Simply put, we expect the Company to take immediate steps to supplement its proxy material, as required by the Delaware Court, and to hold the shareholder meeting as soon as possible. In our view, use of the Court order as a pretext for a lengthy delay, or for a change of the record date, would be an obvious ploy to unfairly manipulate the vote. Doing so would disenfranchise MONY shareholders and be a perversion of the Chancery Court’s order.

We believe you have already stood idly by too long as management makes repeatedly unsuccessful attempts to silence shareholders through baseless litigation. In this age of renewed corporate responsibility, we are amazed that management even attempted to silence the SEC by requesting that it not respond to the written request of a Federal judge. Such efforts are a waste of corporate assets and have been indulged too long. We demand that you not similarly indulge a management attempt to twist the voting process to its own ends.

Hold the vote immediately, hold it fairly and let the shareholders exercise their voting rights.

Very Truly Yours

/s/ Jonathon S. Jacobson	/s/ Richard L. Grubman
JONATHON S. JACOBSON	RICHARD L. GRUBMAN
Managing Director	Managing Director